                                                                      EXHIBIT 12


                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS



                                                                 Period Ended
                                                              September 30, 1998
                                                              ------------------
                    Ratio of earnings to fixed charges                3.73x


For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, net earnings has been added to combined fixed charges and preferred stock dividends, and that sum has been divided by such charges. Fixed charges consist of imputed interest expense. In April 1998, the Company issued 260,000 shares of 8% Series B Cumulative Preferred Stock.